Exhibit 99.1

Media Release

March 31, 2025

Frankfurt am Main

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Deutsche Bank Annual General Meeting 2025 – a further dividend increase for shareholders

  Management Board and Supervisory Board propose a dividend of €   0.68 per share for 2024, an increase of 50% compared to the previous year.
  The Annual General Meeting of Deutsche Bank is to be held as a physical event at least every four years, alternating with virtual events. A physical event is already planned for 2026, barring any exceptional circumstances such as another pandemic.
  This year’s AGM will again be held virtually. This year, a submission of questions in advance is no longer planned , as shareholders can now submit their questions directly via live video as part of their statements.
  Kirsty Roth and Klaus Moosmayer are proposed as new members of the Supervisory Board , to succeed Dagmar Valcárcel and Theodor Weimer, whose current terms are expiring.
  Sigmar Gabriel and Frank Witter are proposed for re-election for a further term.

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main	Internet: https://www.db.com/newsroom Email: db.media@db.com

The Annual General Meeting of Deutsche Bank AG (XETRA: DBKGn.DB / NYSE: DB) will be held as a physical event at regular intervals, which shall not exceed four years, and thus alternate with virtual events. A physical event is already planned for 2026, barring any exceptional circumstances such as another pandemic.

“The virtual format, which we have continuously developed in recent years, has unquestionable advantages: shareholders can participate regardless of their location, and the environmental impact is lower. At the same time, we are aware that some stakeholders prefer a physical event,” said Alexander Wynaendts, Chairman of the Supervisory Board. “By alternating between the two formats, we aim to meet the varying interests of different stakeholders in future. I am very much looking forward to our discussion with our shareholders at our AGM, be it virtually or once again on site in Frankfurt.”

This year's virtual AGM again provides expanded participation opportunities for Deutsche Bank's shareholders. It is no longer necessary to submit questions in advance; shareholders can submit their questions as part of their statements live during the event via video. The agenda for this year's Annual General Meeting comprises 14 items and was published on 31 March 2025 in the Federal Gazette and on the bank’s website (agm.db.com).

As announced in January 2025, the Management Board and the Supervisory Board propose a cash dividend of approximately € 1.3 billion, or € 0.68 per share, for 2024. This would represent an increase of 50% compared to the € 0.45 per share paid in respect of 2023. Together with the share repurchase program launched at the beginning of April 2025 with a volume of € 750 million, the bank this year would return more than € 2.1 billion in capital to its shareholders. This would amount to a cumulative total of € 5.4 billion since 2022. This is in line with Deutsche Bank's ambition to distribute more than € 8 billion of capital to shareholders in respect of the financial years 2021 to 2025.

Supervisory board elections

The terms of Dagmar Valcárcel, Sigmar Gabriel, Theodor Weimer and Frank Witter will expire as planned at the end of the AGM on May 22, 2025. While Sigmar Gabriel and Frank Witter will be proposed for another four-year term, Theodor Weimer has informed the bank that he will not stand for re-election. Dagmar Valcárcel will also leave the Supervisory Board with this year’s AGM. As successors, Kirsty Roth and Klaus Moosmayer, will be proposed to the AGM. Kirsty Roth is Chief Operations and Technology Officer at Thomson Reuters, the software, data and media company, where she has led comprehensive change programs and spearheaded the implementation of new technologies including cloud and artificial intelligence. Previously, she worked in the banking industry for nine years, first at Credit Suisse and then at HSBC from 2016 to 2020, also holding leadership positions in operations and technology.

Klaus Moosmayer has been Chief Ethics, Risk & Compliance Officer and a member of the Executive Committee at the Swiss pharmaceutical company Novartis since 2018. Prior to that, he worked at Siemens for 18 years in management positions of increasing responsibilities, ultimately as the Chief Compliance Officer. In addition, Moosmayer holds positions with international organizations focused on good corporate governance and anti-corruption. He is a member of the Board of the Business and Industry Advisory Committee of the OECD and co-chair of the Global Future Council on Good Governance at the World Economic Forum (WEF).

“We are delighted to propose to our shareholders two experienced managers and recognized experts in their fields as new members of our Supervisory Board,” said Supervisory Board Chairman Alexander Wynaendts. “Kirsty Roth has worked in senior management positions for many years. She will enrich the Supervisory Board with additional technology, data and AI expertise and brings extensive experience in leading innovation and change projects. Klaus Moosmayer has demonstrated his extensive expertise in control functions at two leading global corporations. He has extensive board experience and has also earned a reputation as an international thought leader on issues of good corporate governance.”

“At the same time, I would like to thank Dagmar Valcárcel and Theodor Weimer for their many contributions over the past years. With their commitment, expertise, and ability to ask the right questions, they were important pillars for our Supervisory Board and actively contributed to the development of Deutsche Bank.”

The Supervisory Board has defined general and expanded fields of expertise in its profile for requirements for Supervisory Board members, which are set out in the Bank's latest Annual Report. The nominations contribute to further sharpening this profile.

Participation in the AGM 2025

This year’s AGM format provides the opportunity for Deutsche Bank shareholders to fully exercise their rights:

  The Bank will broadcast the entire A GM , including the general debate and voting, live, both on the shareholder portal ( agm .db.com/ shareholder portal ) and publicly on its website ( agm .db.com ).
  The speeches of the Chairman, Alexander Wynaendts, and the Chief Executive Officer, Christian Sewing, will be published on Thursday, 15 May 2025 the latest , on the bank’s website at agm.db.com .
  Shareholders can submit their statements in audio and video format live during the A GM and, in this way, exercise their right to request information in accordance with statutory provisions , among other points .
  Shareholders may submit comments on the items on the agenda. The Bank will make comments received in text form by Friday, 16 May 2025, 24:00 (CEST), available on the website agm .db.com by midnight (CEST) on Saturday, 17 May 2025, at the latest.
  Details on the interacti ve options can be found in the invitation to the AGM, which can be downloaded from agm.db.com .

For further information please contact:

Deutsche Bank AG

Media Relations

Eduard Stipic

Phone: +49 69 910 41864

Email: eduard.stipic@db.com

Christian Streckert

Phone: +49 69 910 38079

Email: mailto:christian.streckert@db.com

Investor Relations

Phone: +49 800 910-8000

Email: db.ir@db.com

About Deutsche Bank

Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.

Forward-looking statements

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.

Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission.

Such factors are described in detail in our SEC Form 20-F of 13 March 2025 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from http://www.db.com/ir .